UNIVEST SECURITIES, LLC

75 ROCKEFELLER PLAZA 18C

NEW YORK, NY 10019

August 12, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Re:	Qualigen Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-272623

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 12, 2024, in which we, as placement agent for Qualigen Therapeutics, Inc.’s (the “Company’s”) proposed public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for August 12, 2024 at 4:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel at Sullivan & Worcester LLP, Joseph Segilia, Esq. at 212-660-3027.

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Bradley Richmond
Bradley Richmond
COO and Head of Investment Banking

cc:	Joseph Segilia, Esq.
Sullivan & Worcester LLP